Exhibit 99.1

DouYu International Holdings Limited Updates its Financial Guidance

WUHAN, China, October 12, 2020 /PRNewswire/ -- DouYu International Holdings Limited ("DouYu" or the "Company") (Nasdaq: DOYU), a leading game-centric live streaming platform in China and a pioneer in the eSports value chain, today announced updated financial guidance for the third quarter of 2020.

The Company expects its total net revenue for the third quarter of 2020 to be in the range of RMB2,520 million to RMB2,550 million, representing a year-over-year growth between 35.6% and 37.2%, as compared to its previous guidance in the range of RMB2,640 million to RMB2,680 million. The primary reason for the updated guidance was the fact that the revenues generated from certain major fans events in this period were lower than expected.

Although maintaining a year-over-year growth as compared to the third quarter of 2019, the Company expects its net income in the third quarter of 2020 to decrease significantly from the second quarter of 2020 due to increased revenue sharing fees and content cost. While the increased revenue sharing fees and content cost affected its profitability in the third quarter of 2020, the Company believes it will benefit from such increased spending in the long run.

All these data are preliminary and the Company plans to announce its financial results for the third quarter of 2020 in due course. The Company remains confident in the sector prospect and its business model, operating fundamentals and long-term strategy.

About DouYu International Holdings Limited

Headquartered in Wuhan, China, DouYu International Holdings Limited (Nasdaq: DOYU) is a leading game-centric live streaming platform in China and a pioneer in the eSports value chain. DouYu operates its platform on both PC and mobile apps, through which users can enjoy immersive and interactive games and entertainment live streaming. DouYu's platform brings together a deep pool of top live streamers. By providing a sustainable streamer development system built on advanced technology infrastructure and capabilities, DouYu helps ensure a consistent supply of quality content. Through collaborations with a variety of participants across the eSports value chain, the Company has gained coveted access to a wide variety of premium eSports content, which further attracts viewers and enhances user experience. For more information, please see http://ir.douyu.com/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the Securities Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Mao Mao

DouYu International Holdings Limited

Email: ir@douyu.tv

Phone: +1 (646) 224-6934

Xinran Rao

ICR, Inc.

Email: DouYu.IR@icrinc.com

Phone: +1 (646) 224-6934

Media Relations Contact

Iris Ding

DouYu International Holdings Limited

Email: pr_douyu@douyu.tv

Phone: +1 (646) 308-1475

Edmond Lococo

ICR, Inc.

Email: DouYu.PR@icrinc.com

Phone: +1 (646) 308-1475

3